Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 20, 2017	NR 17-10

Alianza Minerals Arranges Financing

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) has arranged a financing by way of a private placement of 3,575,000 units at $0.14 per unit to raise $500,500.

Under the terms of the financing, each unit is comprised of one common share and a half non-transferable common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share for a period of 3 years at a price of $0.20.  Securities issued in this offering will have a four month hold period. Certain current shareholders and insiders are participating in this offering.

The funds will be used for exploration in Nevada and Peru, and for working capital. A portion of the funds will be used to acquire a permit for the proposed drill program on the Horsethief Gold Project in Nevada. Alianza has a portfolio of gold and base metal properties in Peru, USA (Nevada) and Canada (Yukon Territory).

Horsethief – Nevada: Horsethief is one of three sediment-hosted gold properties Alianza holds in Nevada. A proposed drill program for the fall of 2017 will target gold-bearing jasperoid exposed at surface and noted in shallow reverse circulation drilling in the 1980s. Results of that drilling include 13.7m @ 1.2 g/t gold and 39.6m @ 0.79 g/t gold. It was reported that four holes in the 1980’s drill program ended in mineralization and no follow up drilling took place. Recent geophysical surveys have highlighted large geophysical targets at depth thought to represent the source of this mineralization and highlight the potential for additional mineralization at depth.

Yanac – Peru: The wholly-owned Yanac property is a copper-molybdenum porphyry target located 60 km from the coast in the Ica Department, Peru. Yanac is drill-ready, with a 1.1 km x 1.25 km surface expression of alteration (chlorite, chlorite ~ epidote ± pyrite) and local quartz stockwork (up to 10%) with magnetite and secondary biotite. Mineralization consists of chalcopyrite-pyrite (± CuOx) and molybdenite reflected in a 250 x 400 m area of >0.3% copper in rock samples. Geophysical data indicates that mineralization may continue to depth and under cover. Yanac is well-located, near transportation facilities on the coast, easy to access and in proximity to power and port infrastructure.

La Estrella – Peru: La Estrella is an epithermal gold and silver property in the Huancavelica Department of Peru. The property hosts a large epithermal system with a surface expression of 2,000 by 600 metres. Long gold intersections have been intersected in drilling, including 317 metres averaging 0.30 g/t gold and 34.61 g/t silver (0.80 g/t gold-equivalent) and 215.5 metres averaging 0.40 g/t gold and 30.40 g/t silver (0.84 g/t gold-equivalent). Narrow higher-grade intersections are also noted, such as 11 metres averaging 0.59 g/t gold and 311.2 g/t silver (5.1 g/t gold-equivalent). Geophysical data suggests that additional mineralization may exist at depth and on strike.

Yukon Projects : Alianza also holds a suite of base and precious metals properties in Yukon Territory. Base metal projects include the Tim (lead-silver) and Mor (gold-silver-copper-lead-zinc) properties in southern Yukon and the Goz (zinc-silver) project in east-central Yukon. At Tim, trenching results include 3.7 meters assaying 365 g/t silver and 7.54% lead. Results of drilling at MOR include a 1.15 metre intersection grading 6.74% zinc, 0.58 g/t gold and 51 g/t silver from Hole MOR08-06. Goz hosts a non-43-101 compliant zinc resource where drilling in 2008 cut numerous high-grade intersections including 13.55% zinc and 29.88 g/t silver over 40.68 metres.

Management continues to work to advance these projects through solely-funded exploration or through partnerships.

About Alianza Minerals Ltd.

The Company has 33.3 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.